Press Release	July 23, 2026

Largo Reports Strong Q2 2026 Production and Sales Growth and Highlights Strengthened U.S. Market Position

All amounts expressed are in U.S. dollars, denoted by "$".

Q2 2026 Highlights

  Vanadium pentoxide ("V₂O₅") production increased 28.5% year over year to 2,900 tonnes, compared with 2,256 tonnes in Q2 2025. Year-to-date V₂O₅ production increased 55.2% to 5,516 tonnes, compared with 3,553 tonnes in the first half of 2025, reflecting continued operational improvements and stronger operating performance at the Maracás Menchen Mine.

  V₂O₅ equivalent sales increased 53.4% year over year to 2,773 tonnes, compared with 1,807 tonnes in Q2 2025, driven by stronger commercial execution and improved market access.

  Total ore mined increased 46.6% to 712,198 tonnes, versus 485,687 tonnes in Q2 2025, while maintaining a consistent effective ore grade¹ of 0.50% V₂O₅ (Q2 2025: 0.51%).

  Global recovery² remained strong at 82.5%, supporting higher production volumes despite increased mining activity.

  Ilmenite concentrate sales increased 67.0% to 10,059 tonnes, compared with 6,024 tonnes in Q2 2025, while production decreased 11.6% year over year to 7,205 tonnes.

  Vanadium oxides and hydroxides classified under HTSUS 2825.30 remain exempt from the new additional 25% U.S. Section 301 tariff on certain Brazilian products, effective July 22, 2026.

TORONTO - Largo Inc. (TSX: LGO) (NASDAQ: LGO) ("Largo" or the "Company"), the world's largest primary vanadium producer, today announced strong second-quarter 2026 operating results, producing 2,900 tonnes of V₂O₅ equivalent and selling 2,773 tonnes of V₂O₅ equivalent from its Maracás Menchen Mine. The quarter reflects continued operational momentum, significantly higher sales, and strengthened positioning in the U.S. market.

Mr. Daniel Tellechea, Co-Chief Executive Officer of Largo, commented: "Our second-quarter results demonstrate the meaningful progress we have made in strengthening operational performance and converting that performance into significantly higher sales. Production increased 29% year over year while sales grew more than 53%, reflecting improved operating consistency at Maracás Menchen and stronger commercial execution. Following earlier tariff relief, we resumed high-purity V₂O₅ production and aligned our product mix with customer demand. We are now optimizing production to support the recently announced U.S. Defense Logistics Agency Strategic Materials delivery order and remain focused on executing against our strategy to drive sustainable growth, stronger cash generation, and long-term shareholder value."

Mr. Alberto Arias, Executive Chairman and Co-Chief Executive Officer of Largo, added: "Largo enters the second half of 2026 from a position of strength. We have restored and expanded access to the U.S. market, successfully monetized high-purity inventory previously held in bonded warehouses, and resumed shipments to key customers. The exemption of vanadium oxides and hydroxides from the new U.S. tariff preserves our competitive position in this strategically important market, while the U.S. Defense Logistics Agency Strategic Materials delivery order further validates the quality of our high-purity vanadium products and reinforces Largo's role as a trusted supplier to critical industries. Together, these milestones strengthen our commercial outlook, highlight our strategic importance within North American supply chains, and support our ability to deliver long-term value for our shareholders."

Maracás Menchen Mine Operational and Sales Results

	Q2 2026	Q2 2025	Change

Total Mined - Dry Basis (tonnes)	3,914,026	4,261,626	-8.2%
Total Ore Mined (tonnes)	712,198	485,687	+46.6%
Ore Grade Mined - Effective Grade (%)[1]	0.50	0.51	-2.4%

Concentrate Produced (tonnes)	117,783	89,792	+31.2%
Grade of Concentrate (%)	2.69	2.90	-7.1%
Global Recovery (%)[2]	82.5	84.9	-2.9%

V2O5 produced (Flake + Powder) (tonnes)	2,900	2,256	+28.5%
High purity V2O5 equivalent produced (%)	6%	38%	-84.2%
V2O5 produced (equivalent pounds) [3]	6,393,398	4,973,623	+28.5%
Total V2O5 equivalent sold (tonnes)	2,773	1,807	+53.4%
Produced V2O5 equivalent sold (tonnes)	2,773	1,684	+64.7%
Purchased V2O5 equivalent sold (tonnes)	0	123	-

Ilmenite concentrate produced (tonnes)	7,205	8,149	-11.6%
Ilmenite concentrate sold (tonnes)	10,059	6,024	+67.0%

U.S. Tariff Developments

On July 15, 2026, the Office of the United States Trade Representative published its final action imposing an additional 25% tariff on certain products of Brazil, effective for covered goods entered for consumption, or withdrawn from warehouse for consumption, on or after 12:01 a.m. Eastern Time on July 22, 2026.

Importantly, vanadium oxides and hydroxides classified under HTSUS 2825.30 are expressly included on the published exemption list. As a result, Brazilian-origin V₂O₅ imported under this tariff classification will not be subject to the new 25% Brazil-specific Section 301 tariff.

The exemption is product-specific and does not extend to ferrovanadium exported directly from Brazil. Largo's exposure to the Brazil-specific tariff on ferrovanadium is limited, as the majority of the Company's ferrovanadium sales to the U.S. are not supplied directly from Brazil.

The U.S. government has also recently announced additional tariffs on certain Canadian products. Largo is evaluating the scope of these measures and their potential application to ferrovanadium supplied from Canada to the U.S. The Company will continue to assess developments in U.S. trade policy and their potential impact on its commercial activities.

About Largo

Largo is the world's largest primary vanadium producer and a globally recognized supplier of high-quality vanadium products, sourced from its world-class Maracás Menchen Mine in Brazil. As one of the world's largest primary vanadium producers, Largo produces critical materials that empower global industries, including steel, aerospace, defense, chemical, and energy storage sectors. The Company is committed to operational excellence and sustainability, leveraging its vertical integration to ensure reliable supply and quality for its customers.

Largo is also strategically invested in the clean energy storage sector through its 37.4% ownership of Storion Energy, a joint venture with Stryten Energy focused on scalable domestic electrolyte production for utility-scale vanadium flow battery long-duration energy storage solutions in the U.S.

The Company also holds a 100% interest in the Northern Dancer Tungsten-Molybdenum property located in the Yukon Territory, Canada, and 100% interest in the Currais Novos Tungsten Tailing Project near Natal, Brazil. Preliminary economic assessments were completed for each asset in 2011.

Largo's common shares trade on the Nasdaq Stock Market and on the Toronto Stock Exchange under the symbol "LGO". For more information on the Company, please visit www.largoinc.com.

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For further information, please contact:

Investor Relations
Vera Abdo
Investor Relations Consultant
+1.640.223.6956
largoir@mzgroup.com

Cautionary Statement Regarding Forward-looking Information:

This press release contains "forward-looking information" and "forward-looking statements" within the meaning of applicable securities legislation. Forward-looking information in this press release may include, but is not limited to, statements regarding the timing and amount of estimated future production and sales; customer demand and sales volumes; the timing and quantity of deliveries under the U.S. Defense Logistics Agency delivery order; the Company's ability to fulfill contractual requirements and meet the technical and quality specifications of the U.S. Defense Logistics Agency Strategic Materials; the Company's strategic positioning in the U.S. critical minerals market; the impact of U.S. tariffs, exemptions and other trade measures; the future price of commodities; and the Company's ability to execute its production, inventory and commercial plans and its strategy to drive sustainable growth, stronger cash generation and long-term shareholder value.

The following are some of the assumptions upon which forward-looking information is based: that general business and economic conditions will not change in a material adverse manner; demand for, and stable or improving price of V2O5 and other vanadium products, ilmenite and titanium dioxide pigment; that the current U.S. tariff exemption for vanadium oxides and hydroxides classified under HTSUS 2825.30 will remain in effect; receipt of regulatory and governmental approvals, permits and renewals in a timely manner; that the Company will not experience any material accident, labour dispute or failure of plant or equipment or other material disruption in the Company's operations at the Maracás Menchen Mine; the availability of financing for operations and development; the Company's ability to fund operations and meet its financial obligations as they come due; the availability of funding for future capital expenditures; the ability to replace current funding on terms satisfactory to the Company; the ability to mitigate the impact of heavy rainfall; the reliability of production, including, without limitation, access to massive ore, the Company's ability to procure equipment, services and operating supplies in sufficient quantities and on a timely basis; that the estimates of the resources and reserves at the Maracás Menchen Mine are within reasonable bounds of accuracy (including with respect to size, grade and recovery and the operational and price assumptions on which such estimates are based); the accuracy of the Company's mine plan at the Maracás Menchen Mine; the ability to obtain funding through government grants and awards for the Green Energy sector; that the Company's current plans for vanadium and ilmenite products can be achieved; the Company's "two-pillar" business strategy will be successful; the Company's ability to protect and develop its technology; the Company's ability to maintain its IP; the competitiveness of the Company's product in an evolving market; that the Company will enter into agreements for the sales of vanadium and ilmenite products on favourable terms and for the sale of substantially all of its annual production capacity; the Company's ability to attract and retain skilled personnel and directors; the ability of management to execute strategic goals; that the U.S. Defense Logistics Agency Strategic Materials IDIQ delivery order does not guarantee a minimum quantity of delivery orders and the value of actual orders may be less than the contract ceiling; the ability of the U.S. Government to terminate or modify such contract for convenience; the Company's compliance with export control, trade sanctions and government contracting regulations; uncertainty regarding future sales volumes and customer demand; changes in global trade policies, including the imposition of tariffs or other trade restrictions by the United States or other jurisdictions; and changes in U.S. Government procurement priorities, defense budgets or policies.

Forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved", although not all forward-looking statements include those words or phrases. In addition, any statements that refer to expectations, intentions, projections, guidance, potential, or other characterizations of future events or circumstances contain forward-looking information. Forward-looking statements are not historical facts nor assurances of future performance but instead represent management's expectations, estimates, and projections regarding future events or circumstances. Forward-looking statements are based on our opinions, estimates and assumptions that we considered appropriate and reasonable as of the date such information is stated, subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Largo to be materially different from those expressed or implied by such forward-looking statements, including but not limited to those risks described in the annual information form of Largo and in its public documents filed on www.sedarplus.ca and available on www.sec.gov from time to time. Forward-looking statements are based on the opinions and estimates of management as of the date such statements are made. Although management of Largo has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated, or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Largo does not undertake to update any forward-looking statements, except in accordance with applicable securities laws. Readers should also review the risks and uncertainties sections of Largo's annual and interim MD&A, which also apply.

Trademarks are owned by Largo Inc.

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1 Effective grade represents the percentage of magnetic material mined multiplied by the percentage of V2O5 in the magnetic concentrate.

2 Global recovery is the product of crushing recovery, milling recovery, kiln recovery, leaching recovery and chemical plant recovery.

3 Conversion of tonnes to pounds, 1 tonne = 2,204.62 pounds or lbs.